Exhibit 23.1

August 22, 2007

Board of Directors
N8 Concepts, Inc.
1869 W. Littleton Blvd.
Littleton, CO 80120

Dear Directors:

With regard to the Registration Statement on Form SB-2, we consent to the incorporation of our report dated August 10, 2007 relating to the balance sheet of N8 Concepts, Inc. as of June 30, 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from March 21, 2007 (inception) through June 30, 2007.

We also consent to the use of our name in the section of the filing entitled “Experts”.

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP
Certified Public Accountants
Englewood, Colorado